Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2016		2015	2014	2013	2012
	(millions of dollars)
Earnings, as defined:
Net income	$1,727		$1,648	$1,517	$1,349	$1,240
Income taxes	1,051		957	910	835	752
Fixed charges, as below	493		478	466	451	450
Total earnings, as defined	$3,271		$3,083	$2,893	$2,635	$2,442

Fixed charges, as defined:
Interest expense	$456		$445	$439	$415	$417
Rental interest factor	14		12	12	10	11
Allowance for borrowed funds used during construction	23		21	15	26	22
Total fixed charges, as defined	$493	493	$478	$466	$451	$450

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	6.63		6.45	6.21	5.84	5.43
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.